SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of February 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   | |     Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   | |   No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:   First Quarterly Report.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-6604 and 333-74932.

CGI Group Inc. Quarterly Report 1
For the three months ended December 31, 2001

About CGI
Founded in 1976, CGI is the fourth largest  independent  information  technology
(IT) services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$9.2 billion (US$5.75 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in countries such as the United States, Canada, the United Kingdom and France from more than 60 offices. CGI's shares are included in the TSE 100 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices.

Stock Exchanges
Toronto Stock Exchange: GIB.A
New York Stock Exchange: GIB

Shares outstanding (as at December 31, 2001)
338,624,036 Class A subordinate shares
40,799,774 Class B shares

First Quarter Fiscal 2002 Trading History
TSE                        NYSE
(CDN$)                     (US$)
High: $12.25               High: $7.61
Low: $8.90                 Low: $5.53
Close: $12.25              Close: $7.55
Volume: 80,287,100         Volume: 5,792,900

Transfer Agent
Computershare Trust Company of Canada
1-800-564-6253

Investor Relations
Julie Creed
Vice-President, Investor Relations
Telephone: (312) 201-8094
Fax: (425) 920-2064
julie.creed@cgiusa.com

Ronald White
Director, Investor Relations
Telephone: (514) 841-3230
Fax: (514) 841-3299
ronald.white@cgi.ca
www.cgi.ca

CGI Reports Strong Growth in First Quarter of Fiscal 2002

CGI reported strong unaudited results for its first quarter ended December 31, 2001. All figures are in Canadian dollars unless otherwise indicated.

First Quarter Highlights
-- Revenue of $520.8 million represented 55.8% growth over the comparable period one year ago and 11.0% quarterly sequential growth. Organic growth was 23.1% year-over-year

-- Net earnings per share increased 33.3% to $0.08 from the comparable earnings before amortization (cash net earnings) per share of $0.06 in last year's first quarter. First quarter net earnings of $0.08 compared to fourth quarter cash net earnings per share of $0.08 on a 7.5% increase in weighted average shares outstanding

--   Operating cash flow was up 40.2% year-over-year to $43.3 million

-- Backlog of signed contracts stands at $9.2 billion or more than four times current annualized revenue, compared with $7.0 billion at the same time last year. Contracts in the backlog have a weighted average remaining contract term of seven years

-- Current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains strong at $5 billion --Public offering closed in December 2001 raised gross proceeds of $125.0 million to support future growth

"We are pleased to have delivered strong first quarter financial results as well as meaningful operating improvements in our cost structure," said Serge Godin, chairman and CEO. "CGI effectively capitalized on growing trends that favor IT and business process outsourcing and made significant progress in integrating IMRglobal and recent large outsourcing contract wins."

The significant growth in first quarter revenue was due primarily to continuing strong demand for outsourcing services across all geographic areas, but especially in Canada. Revenue growth also reflects the contribution of acquisitions completed in the past year.

Mr. Godin added, "Our first quarter results and current pipeline of outsourcing contracts are good indicators that our business is on-track to achieve another record year. The demand for IT and business process services continues to be robust in Canada and in the US, where we are especially encouraged by the results of the enhanced business development program we initiated in the Fall. In six months, since closing our merger with IMRglobal, CGI has tripled its backlog of signed long-term contracts in the US and the revenue mix has shifted from 26% outsourcing to 60% outsourcing today. Although we are experiencing soft demand for systems integration and consulting services from clients in the US, we saw continued strong demand from clients in Canada. With a complete offering of IT and business process services, the flexibility to deliver our services through our own on-shore, near shore and off-shore facilities, and proceeds from our recent offering, we are excited about the opportunities for increasing organic growth. As part of our growth strategy, we will continue to focus on identifying acquisition targets in the US and Europe that will bring value to CGI."

Management's Discussion and Analysis of Financial Position and Results of Operations
First quarter ended December 31, 2001

The following discussion and analysis should be read in conjunction with financial statements for the first quarter of fiscal 2002 and 2001; with the Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") in the fiscal 2001 annual report, including the section on risks and uncertainties; and with the notes to the financial statements for the first quarter of fiscal 2002 and in the fiscal 2001 annual report. All dollar amounts are in Canadian dollars unless otherwise indicated.

Significant Developments
On October 1, 2001, Fireman's Fund Insurance Company ("Fireman's Fund"), a subsidiary of Allianz AG of Munich, and CGI finalized a 10-year, information technology outsourcing contract valued at US$380.0 million. As part of the agreement, CGI will provide Fireman's Fund with IT support services to some 80 locations across the United States. Also, CGI has taken over the client's Phoenix-based, 40,000 square foot, state-of-the-art data center.

On October 17, 2001, British Telecommunications PLC ("BT") and CGI announced the signing of a partnership agreement whereby BT has selected CGI to be its development partner as it offers "single-window" e-government service delivery solutions to local authorities in Scotland, England and Wales.

On December 12, Arbella Insurance Group ("Arbella") and CGI announced the signing of a five-year contract valued at US$20.0 million, whereby CGI will supply full document management services to the New England P&C insurance carrier. CGI will serve Arbella from its US state-of-the-art document management operation in Andover, Massachusetts. This facility produces over eight million documents per month for CGI's clients and their customers. Monthly, CGI will print for Arbella some 2 to 2.5 million images in addition to mailing approximately 400,000 to 500,000 policies and billing-related forms. CGI will implement a host of various software and hardware products to manage, simplify and streamline Arbella's print and distribution workflow.

On December 20, CGI successfully closed its public offering of Class A subordinate shares in Canada announced on December 3, 2001. CGI sold 11,110,000 Class A subordinate shares of the Company at a price of $11.25 per share, for gross proceeds of $125.0 million, to a syndicate of investment dealers. The net proceeds of the offering will be used to repay indebtedness and the balance will be added to CGI's general funds and be used to finance its development activities, including the funding of large outsourcing contracts and acquisitions, and for other general corporate purposes.

Revenue
Revenue in the first quarter of fiscal 2002 increased 55.8% to $520.8 million, from $334.2 million in the quarter ended December 31, 2000. The year-over-year increase reflects growth in outsourcing contract revenues in Canada and in the US. Acquisitions made in fiscal 2001 contributed to 32.7% of the increase in revenue. Organic growth was 23.1% year-over-year. On a sequential basis, revenue increased by 11.0% from the fourth quarter of fiscal 2001, reflecting an increase in outsourcing contract revenues.

In the first quarter, revenue from long-term outsourcing contracts represented 72% of total revenues, including almost 14% from business process services, while revenue from systems integration and consulting projects represented 28%. Geographically, contribution to revenue from clients in Canada was 71%, while clients in the US represented 22%; and all other regions, 7%. This mix is similar to the fourth quarter of fiscal 2001. Client revenue from the financial services sector represented 40%, while telecom represented 26%; manufacturing, retail and distribution, 17%; government, 14%; energy and services, 2%; and healthcare 1%.

Operating Expenses
The costs of services, selling and administrative expenses were $439.5 million, or 51.7% higher than the prior year. Total operating expenses were 85.2% of revenue, an improvement from 87.5% in the first quarter of fiscal 2001 and only a slight increase from an expense ratio of 84.5% in the fourth quarter of fiscal 2001.

The year-over-year reduction in the expense ratio was achieved through synergies resulting from the integration of business acquisitions and large outsourcing contracts. The sequential expense ratio increase resulted mainly from CGI's decision to increase the provision for a few doubtful accounts, following the quarterly review of all client accounts.

Depreciation and Amortization
Depreciation and amortization of fixed assets increased to $11.1 million, from $6.8 million in the previous year.

The year-over-year increase reflected the fact that additional business and assets were acquired in the course of acquisitions and through the signing of large outsourcing contracts.

Amortization of contract costs increased year-over-year to $13.2 million, from $5.5 million in fiscal 2001, mainly as a result of the capitalization of contract costs following the signing of large outsourcing contracts.

Sequentially, the increase in depreciation and amortization of fixed assets and in the expense related to amortization of contract costs reflected the acquisition of assets in the course of business, and the contract costs resulting from a large outsourcing contract signed during the quarter.

Income Taxes
The effective income tax rate was 41.3% in the first quarter of fiscal 2002 compared with 44.8% for the first quarter of fiscal 2001 and 45.2% for the fourth quarter of fiscal 2001. The decrease in the effective income tax rate is a result of the combined effect of two developments. Firstly, a reduction in the tax loss incurred by foreign subsidiaries (namely in the US and Europe) in the first quarter of 2002 over the same period in 2001, for which a valuation allowance had been provided against the future tax benefit. Secondly, the general Canadian statutory tax rate reduction in fiscal 2002 compared with fiscal 2001.

Amortization of Goodwill, Net of Income Taxes
Based on standards issued by the Canadian Institute of Chartered Accountants ("CICA") in Handbook Section 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets, all business combinations are accounted for using the purchase method effective July 1, 2001. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. The Company adopted these sections effective October 1, 2001. The Company is currently evaluating the impact of the adoption of the new standards, including the transitional impairment test for goodwill, and therefore has not yet assessed their effect on the Company's future consolidated net earnings and financial position.

Management's Discussion and Analysis of Financial Position and Results of Operations
First quarter ended December 31, 2001

Net Earnings
Effective October 1, 2001, CGI stopped recording the amortization of goodwill based on new accounting recommendations described above. As such, earnings before amortization of goodwill (cash net earnings) and net earnings are equivalent. For purposes of clarity and ease of comparison, in fiscal 2002 CGI will compare earnings before amortization of goodwill results with cash net earnings figures provided in earlier periods. In the first quarter, earnings before amortization of goodwill increased 89.7% to $30.6 million, compared with $16.1 million in the same quarter a year ago, and were 12.2% higher sequentially, compared with $27.3 million reported in the fourth quarter of fiscal 2001. Earnings per share before amortization of goodwill of $0.08 for the quarter were up 33.3% over $0.06 reported for the first quarter of fiscal 2001, and unchanged from $0.08 reported in the fourth quarter, after accounting for a 34.0% year-over-year and 7.5% sequential increase in weighted average shares outstanding. The net margin was 5.9%, compared with 4.2% in the fourth quarter and 3.1% in the first quarter of fiscal 2001.

Liquidity and Financial Resources
CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company's growth strategy. On December 20, 2001 CGI closed its public offering in Canada by selling 11,110,000 Class A subordinate shares of the Company at a price of $11.25 per share, for gross proceeds of $125.0 million. At December 31, 2001, the total credit facility available amounted to $202.7 million. As of December 31, 2001, CGI had cash and cash equivalents of $155.8 million, compared with $51.5 million as of December 31, 2000.

Operating cash flow (operating cash flow represents cash provided by operating activities before changes in non-cash operating working capital items) in the first quarter amounted to $43.3 million, compared with $30.9 million in the first quarter a year ago and $75.6 million in the fourth quarter of fiscal 2001. The year-over-year improvement in operating cash flow largely reflects the improvement in net earnings along with an increase in the depreciation of fixed assets and the amortization of contract costs related to the acquisitions and large outsourcing contracts closed in the year. The sequential decrease in operating cash flow mainly reflects the utilization in CGI's fourth quarter of future income tax benefits related to the acquisitions and large outsourcing contracts closed during the year.

As at December 31, 2001, CGI's long-term debt totalled $54.7 million, compared with $32.7 million at September 30, 2001. The change reflected CGI's issuance of a US$20 million debt in order to address foreign currency risk exposure, offset partially by a debt repayment.

Accounting Changes
The CICA recently issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This section sets out a fair value based method of accounting and is required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date. The Company's management is currently evaluating the impact of the adoption of the new recommendations and therefore has not yet assessed the effect on its financial statements.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include, and are not restricted to, the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A in CGI Group Inc.'s Annual Report or Form 40-F filed with the Securities and Exchange Commission ("SEC"); the Company's Annual Information Form filed with the Canadian securities commissions; on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal; and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Financial Statements of CGI Group Inc.
For the three months ended December 31, 2001

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)

                                                                                                  Three months ended December 31
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                2001                         2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $                            $
Revenue                                                                                      520,783                      334,179
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses
     Costs of services, selling and administrative expenses                                  439,535                      289,821
     Research                                                                                  4,305                        2,490
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             443,840                      292,311
------------------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                                                                    76,943                       41,868
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation and amortization of fixed assets                                            11,144                        6,837
     Amortization of contract costs and other long-term assets                                13,240                        5,467
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              24,384                       12,304
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the following items                                                           52,559                       29,564
------------------------------------------------------------------------------------------------------------------------------------
Interest
     Long-term debt                                                                             (826)                        (862)
     Other                                                                                        50                          (38)
     Income                                                                                      362                          545
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                (414)                        (355)
------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, entity subject to significant influence and
   amortization of goodwill                                                                   52,145                       29,209
Income taxes                                                                                  21,533                       13,074
------------------------------------------------------------------------------------------------------------------------------------
Earnings before entity subject to significant influence and amortization of
   goodwill                                                                                   30,612                       16,135
Entity subject to significant influence                                                            -                            7
------------------------------------------------------------------------------------------------------------------------------------
Earnings before amortization of goodwill                                                      30,612                       16,142
Amortization of goodwill, net of income taxes                                                      -                        5,720
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                  30,612                       10,422
------------------------------------------------------------------------------------------------------------------------------------
Weighted average number of outstanding Class A subordinate shares and Class B shares     369,406,415                  275,663,540
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share before amortization of goodwill (Note 2)                   0.08                         0.06
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share (Note 2)                                                   0.08                         0.04
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)
                                                                                                  Three months ended December 31
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                2001                         2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $                            $
Retained earnings, beginning of period                                                       245,945                      183,156
Share issue costs (Note 2)                                                                    (3,800)                           -
Net earnings                                                                                  30,612                       10,422
------------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                             272,757                      193,578
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Financial Statements of CGI Group Inc.
For the three months ended December 31, 2001

Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)
                                                                          As at December 31, 2001        As at September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                $                               $
Assets
Current assets
     Cash and cash equivalents                                                            155,830                          46,008
     Accounts receivable                                                                  313,388                         320,667
     Income taxes                                                                           7,020                             979
     Work in progress                                                                      83,708                          84,838
     Prepaid expenses and other current assets                                             66,389                          48,931
     Future income taxes                                                                   15,297                          17,998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          641,632                         519,421
Fixed assets                                                                              132,563                         123,391
Contract costs and other long-term assets                                                 322,947                         272,403
Future income taxes                                                                        35,954                          32,785
Goodwill                                                                                1,142,066                       1,114,793
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        2,275,162                       2,062,793
------------------------------------------------------------------------------------------------------------------------------------
Liabilities
Current liabilities
     Accounts payable and accrued liabilities                                             312,673                         315,902
     Deferred revenue                                                                      87,896                          85,163
     Future income taxes                                                                   21,489                          21,013
     Current portion of long-term debt                                                      5,857                           7,528
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          427,915                         429,606
Future income taxes                                                                        45,512                          43,705
Long-term debt                                                                             54,740                          32,752
Deferred credits                                                                           84,955                          74,813
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          613,122                         580,876
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
     Capital stock (Note 2)                                                             1,341,135                       1,213,542
     Contributed surplus                                                                      211                             211
     Warrants (Note 2)                                                                     19,655                          19,655
     Retained earnings                                                                    272,757                         245,945
     Foreign currency translation adjustment                                               28,282                           2,564
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        1,662,040                       1,481,917
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        2,275,162                       2,062,793
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Financial Statements of CGI Group Inc.
For the three months ended December 31, 2001

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)
                                                                                                  Three months ended December 31
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       2001                                 2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          $                                    $
Operating activities
     Net earnings                                                                    30,612                               10,422
     Adjustments for:
         Depreciation and amortization of fixed assets                               11,144                                6,837
         Amortization of contract costs and other long-term assets                   13,240                                5,467
         Amortization of goodwill                                                         -                                6,086
         Deferred credits                                                           (13,679)                                   -
         Future income taxes                                                          1,815                                  942
         Foreign exchange loss                                                          187                                1,129
         Entity subject to significant influence                                          -                                   (7)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     43,319                               30,876
------------------------------------------------------------------------------------------------------------------------------------
     Changes in non-cash operating working capital items:
         Accounts receivable                                                          7,284                                9,356
         Work in progress                                                             1,118                               16,751
         Prepaid expenses and other current assets                                  (17,441)                              (3,380)
         Accounts payable and accrued liabilities                                    (3,308)                              (3,941)
         Income taxes                                                                (6,052)                             (11,306)
         Deferred revenue                                                             2,634                                2,017
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    (15,765)                               9,497
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                27,554                               40,373
------------------------------------------------------------------------------------------------------------------------------------

Financing activities
     Net variation of credit facility                                                21,363                               20,000
     Decrease of other long-term debts                                               (1,046)                              (1,173)
     Issuance of shares                                                             127,593                                  174
     Share issue costs                                                               (5,500)                                   -
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                               142,410                               19,001
------------------------------------------------------------------------------------------------------------------------------------

Investing activities
     Business acquisitions (net of cash)                                                  -                              (54,471)
     Purchase of fixed assets                                                       (20,287)                              (2,987)
     Contract costs and other long-term assets                                      (39,806)                                (134)
------------------------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                                  (60,093)                             (57,592)
------------------------------------------------------------------------------------------------------------------------------------

Foreign exchange (loss) gain on cash held in foreign currencies                         (49)                                 330
------------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                           109,822                                2,112

Cash and cash equivalents at beginning of period                                     46,008                               49,341
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                          155,830                               51,453
------------------------------------------------------------------------------------------------------------------------------------

Interest paid                                                                           450                                  900
Income taxes paid and received                                                        6,504                               18,596
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 - Summary of significant accounting policies
These interim financial statements should be read in conjunction with the consolidated financial statements of the Company and notes thereto for the year ended September 30, 2001.

On October 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Under the revised
Section 1581, all business combinations are accounted for using the purchase method. Additionally, under the revised Section 3062, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. In fiscal 2002, the effect of the non-amortization of goodwill will result in an increase in the consolidated net earnings of approximately $28,800,000. The Company is currently evaluating the impact of the transitional impairment test, and therefore has not yet assessed its effect on the Company's future consolidated net earnings and financial position.

On October 1, 2001, the Company reclassified its UK subsidiary company from integrated foreign operations to self-sustained foreign operations as a result of changes in the economic facts and circumstances. Consequently, this subsidiary was accounted for using the current-rate method, which change was applied prospectively.

The CICA recently issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transaction, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This section sets out a fair value based method of accounting and is required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date. The Company's management is currently evaluating the impact of the adoption of the new recommendations, and therefore has not yet assessed the effect on its financial statements.

Note 2 - Capital stock and warrants
Capital Stock -- Class A subordinate shares carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares.

Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

Options-- Under a Stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and of its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceeding the date of grant. Each option must be exercised within a 10-year period, except in the event of retirement, termination of employment or death.

Warrants -- In connection with the signing of strategic outsourcing contract and of a business acquisition, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contracts or date of business acquisition and have an exercise period of five years. As at September 30, 2001, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006 and remaining 1,118,210 are exercisable at a price of $8.88 per share expiring June 13, 2006. The fair values of the warrants were estimated at their respective grant dates at $19,655,000 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

In addition to the warrants to purchase up to 5,118,210 Class A shares referred to above and issued in connection with the signing of a strategic outsourcing contract and of a business acquisition the "Initial Warrants", CGI issued to the Majority Shareholders and BCE warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A shares and 697,044 Class B shares pursuant to the exercise of their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants.

Furthermore, subject to regulatory approval, the Company has undertaken in favour of a holder of Initial Warrants to purchase up to 4,000,000 Class A shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A shares equal to the number of Class A shares not purchased by such holder under terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price which will be based upon the closing price of the Class A shares on the TSE on the date preceding the issuance of the Extended Warrants.

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 - Capital stock and warrants (cont'd)
The following table presents information concerning capital stock issued and paid and all stock options and warrants as at December 31, 2001:

Number of shares issued and paid                                                                                        Number
------------------------------------------------------------------------------------------------------------------------------------
Class A subordinate shares                                                                                         338,624,036
Class B shares                                                                                                      40,799,774
------------------------------------------------------------------------------------------------------------------------------------
Total capital stock                                                                                                379,423,810
Number of stock options (Class A subordinate shares)                                                                23,675,032
Number of warrants (Class A subordinate shares)                                                                      9,680,268
------------------------------------------------------------------------------------------------------------------------------------
Number of shares reflecting the potential exercise of stock options and warrants                                   412,779,110
------------------------------------------------------------------------------------------------------------------------------------

As at December 31, 2001 and September 30, 2001, (after giving retroactive effect of the subdivision of the Company's shares that occured on August 12, 1997, December 15, 1997, May 21, 1998 and January 7, 2000), the Class A subordinate shares and the Class B shares changed as follows:

                                                    December 31, 2001                                  September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
                               Class A subordinate shares         Class B shares  Class A subordinate shares          Class B shares
------------------------------------------------------------------------------------------------------------------------------------
                                       Number      Amount       Number    Amount          Number      Amount        Number    Amount
------------------------------------------------------------------------------------------------------------------------------------
                                                        $                      $                           $                       $
Balance, beginning of period      327,032,717   1,159,337   40,799,774    54,205     240,755,667     490,645    34,846,526     1,162
Issued for cash(1)                 11,110,000     124,988            -         -               -           -     5,953,248    53,043
Issued as consideration for
     business acquisitions                  -           -            -         -      85,835,178     651,010             -         -
Fair value of options issued as
     consideration for business
     acquisitions                           -           -            -         -               -      16,519             -         -
Options exercised                     481,319       2,605            -         -         441,872       1,163             -         -
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period            338,624,036   1,286,930   40,799,774    54,205     327,032,717   1,159,337    40,799,774    54,205
------------------------------------------------------------------------------------------------------------------------------------

(1) On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares to the public for cash proceeds of $124,987,500 before share issue costs of $3,800,000 (net of income taxes of $1,700,000).

The following table presents information concerning all stock options granted to certain employees and directors by the Company as at December 31, 2001 and September 30, 2001.

                                                           December 31, 2001                                  September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
Number of options
Outstanding, beginning of period                                  24,223,852                                           6,413,181
Granted                                                              407,446                                          10,643,930
Granted as consideration for business acquisitions                         -                                           8,424,502
Exercised                                                           (481,319)                                           (441,872)
Forfeited and expired                                               (474,947)                                           (815,889)
------------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period                                        23,675,032                                          24,223,852
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 - Capital stock and warrants (cont'd)
Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31, 2001 and December 31, 2000.

                                                                                                      Three months ended December 31
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    2001                                        2000
------------------------------------------------------------------------------------------------------------------------------------
                                              Net earnings  Number of shares   Per share   Net earnings  Number of shares  Per share
                                               (numerator)     (denominator)      amount    (numerator)     (denominator)     amount
------------------------------------------------------------------------------------------------------------------------------------
                                                         $                             $              $                 $
Net earnings available to common shareholders       30,612       369,406,415        0.08         10,422       275,663,540       0.04
------------------------------------------------------------------------------------------------------------------------------------
Dilutive options                                                   4,246,841                                      919,344
Dilutive warrants                                                  3,291,477                                            -
------------------------------------------------------------------------------------------------------------------------------------
Net earnings available to common shareholders
     and assumed conversions                        30,612       376,944,733        0.08         10,422       276,582,884       0.04
------------------------------------------------------------------------------------------------------------------------------------

Note 3 - Segmented information
The Company provides information technology services. Effective October 1, 2001, the Company changed it's organizational structure. The Company has three strategic business units ("SBU"), organized according to the following breakdown: Canada and Europe, US and Asia Pacific, and Business Process Services ("BPS"). The Company evaluates each SBU's performance under this structure and reports segmented information on that basis.

The following presents information on the Company's operations based on its new organizational structure.

                                                                                                 Corporate
                                                        Canada and         US and             expenses and  Intersegment
As at and for the three months ended December 31, 2001      Europe   Asia Pacific       BPS       programs   elimination       Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                 $              $         $              $             $           $
Revenue                                                    430,698         94,496    20,104              -       (24,515)    520,783
Operating expenses                                         355,366         89,593    14,751          8,645       (24,515)    443,840
------------------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                                  75,332          4,903     5,353         (8,645)            -      76,943
     Depreciation and amortization                          19,132          4,159       770            323             -      24,384
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes and
     amortization of goodwill                               56,200            744     4,583         (8,968)            -      52,559
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                             1,193,032        809,821    72,985        199,324             -   2,275,162
------------------------------------------------------------------------------------------------------------------------------------

As at and for the three months ended December 31, 2000
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                                    294,027         37,977    18,160              -       (15,985)    334,179
Operating expenses                                         246,147         40,475    14,527          7,147       (15,985)    292,311
------------------------------------------------------------------------------------------------------------------------------------
Operating earnings before:                                  47,880         (2,498)    3,633         (7,147)            -      41,868
     Depreciation and amortization                          10,682            588       759            275             -      12,304
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes, entity subject to
     significant influence and amortization of goodwill     37,198         (3,086)    2,874         (7,422)            -      29,564
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                               709,832         99,510    84,435         63,635             -     957,412
------------------------------------------------------------------------------------------------------------------------------------

Note 4 - Comparative figures
Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CGI GROUP INC.
                                                  (Registrant)


Date:    February 28, 2002           By /s/ Paule Dore
                                              Name:  Paule Dore
                                              Title: Executive Vice President
                                                     and Chief Corporate Officer
                                                     and Secretary